EIGER CELEBRATES OPENING OF TRANS CANADA VoIP PHONE SYSTEM
       POTENTIAL REDUCTION OF TELEPHONE LONG DISTANCE CHARGES FOR MAJORITY
                             OF CANADIAN POPULATION

Toronto, May 1st /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF) has accomplished its Cross Canada points of presence launch as previously announced in its April 3, 2002 press release. Points of presence are now in place in Victoria BC, Vancouver BC, Calgary AB, Edmonton AB, Winnipeg MB, London ON, Hamilton ON, Kitchener ON, Barrie ON, Toronto ON (416), Greater Toronto ON
(905), Ottawa ON, Montreal PQ, Quebec City PQ and Halifax NS, exceeding expectations by two weeks.

Now for a flat rate of $9.95 per month, calling between these Onlinetel OnNet cities is unlimited for residential customers. To register for this offer, call 1-888-208-2212.

In other news, the acquisition of ADH Custom Metal Fabricators, Inc. (ADH) by Newlook Capital Corp. was approved at the Annual General Meeting of Newlook Capital Corp. on April 26, 2002. This is the last significant step in the "going public" process for ADH. Trading is expected to commence before May 15, 2002.

Gerry Racicot states "Eiger continues to forge ahead on schedule in implementing its VoIP network across Canada and the world. This process is creating a solid business base that is creating the fundamentals for long term shareholder value."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup ,Vice-President at (416) 216-8659.


                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release containsforward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.